Filed by Canadian National Railway Company
                           Pursuant to Rule 425 under the Securities Act of 1933
                             Subject Company:  Canadian National Railway Company
                                                   Commission File No. 333-94399


                               Executive Summary

                     Paul Tellier oral presentation to STB

                                 March 7, 2000


The following is a compilation of the main points made during his remarks. In the course of his presentation, he spoke to four main topics:

o    Timing of large railroad consolidations

o    Effects consolidations may have on shippers

o    Strategic responses of other railroads

o    Future structure of the North American rail industry

The timing of rail consolidations

o    Timing is not the issue the STB should be concerned with

o The question the STB should address in any control transaction, is whether it is good for the public interest and especially for shippers

o    The question is one of substance - not timing

o The standard for judging control transactions is consistency with public interest

o The most important aspect of the public interest is `will it be good for shippers'
     o    Will it improve service?
     o    Will it reduce cost?

o    CN is oriented to meet shipper needs
     o    CN has a shippers' bill of rights
     o    CN & IC combination better serves shippers' north-south traffic needs


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     o    CN marketing alliance with Kansas City Southern serves the same purpose

o    Our combination with BNSF is designed to serve shippers. It:
     o    Is designed to be the most efficient railroad in North America
     o    Will provide more competitive service
     o    Will have no new debt
     o    Is an end-to-end combination
     o    It guarantees our shippers will not have service disruptions
     o    It guarantees route options

o    Shippers do not fear our combination
     o What shippers fear is the reaction to our combination by the other railroads
     o    Other railroads want protection from competition

The crucial question before the STB is whether you have to delay a good deal today in order to prevent a potentially bad deal in the future.

o    The answer is no!

o The best way to address the relationship between a particular transaction and the other issues:
     o    Hold a proceeding to review any transaction on its merits
     o    Approve the good transactions and deny the bad ones

o    Take the time you need to consider all the issues

o    But let's get on with it

The effect of a proposed transaction on shippers

o    To ensure good service you need to raise the bar in control proceedings

o    Demand the applicant show that:
     o    It has a good service record
     o    The transaction will not impair capacity to maintain service


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     o    The proposal is unlike past consolidations that have been followed by service failures
     o It is prepared to maintain the same or better service after the transaction is in place for shippers

o    This and not delay is the best way to address shipper concerns

Strategic responses of other railroads

o If you judge each transaction on the facts, you will not have to speculate about the strategic response of other roads

o    You can find out if and when an east-west transaction is proposed
     o Your question then must be: is that transaction in the public interest


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The future structure of the industry

o    STB doesn't need to speculate about the future structure

o    This is not something you must decide
     o You must only decide if a transaction will adversely impact the development of the best structure of the US rail system
     o    The market, subject to your review, can decide the rest

o    Focus on the real structural problem with our industry - lack of growth
     o    We must get efficiencies similar to other modes of transport
     o The protectionism advocated by other railroads will not lead to efficiencies that generate growth
     o    Only competition can bring that about

o    Growth requires a response to markets - especially north-south routes

o Growth requires more capacity and that requires financially sound investment

o Growth requires the maintenance of a system of regulation that lets the market work

o    Growth requires change and more competition

o To maximize growth and ensure competition - address structural issues case by case

Conclusion

o    Let the market work out the structure of the industry


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o    Concentrate on protecting the public interest when real transactions are before it

o Do not delay a good transaction because it may be later faced with a bad one

o    Review the CN-BNSF combination on its merits without delay


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CN and North American Railways, Inc. have filed a registration statement on
Form F-4/S-4 with the United States Securities and Exchange Commission (SEC) in connection with the securities to be issued in the combination. The registration statement has not been declared effective. This filing also includes the preliminary proxy statement for the shareholders' meeting to be held for approval of the combination. Investors should read this document and other documents filed with the SEC by CN, BNSF and North American Railways, Inc. about the combination because they contain important information. These documents may be obtained for free at the SEC Website, www.sec.gov, or the website of the Canadian Securities Administration, www.sedar.com. Other filings made by CN on forms 40-F and 6-K may be obtained for free from the CN Corporate Secretary at 514.399.6569. Other filings made by BNSF on forms 10-K, 10-Q and 8-K may be obtained for free from the BNSF Corporate Secretary at 817.352.6856. For information concerning participants in CN's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by CN under Rule 14a-12. For information concerning participants in BNSF's solicitation of proxies for approval of the combination, see "Certain Information Concerning Participants" filed by BNSF on Schedule 14A under Rule 14a-12.

This letter contains forward-looking statements regarding future events and the future performance of CN, BNSF and the combined company that involve risk and uncertainties that could cause actual results to differ materially. Those risks and uncertainties include, but are not limited to, customer demand, industry competition and regulatory developments, natural events such as severe weather, floods and earthquakes, the effects of adverse economic conditions affecting the Companies' shippers, changes in fuel prices and the ultimate outcome of shipper claims, environmental investigations or proceedings and other types of claims and litigations. We refer you to the documents that CN, BNSF and the combined company file from time with the United States Securities and Exchange Commission, such as a registration statement related to securities to be used in connection with the proposed business combinations, as well and the Companies' form 10-K, form 40-F, form 10-Q, form 8-K and form 6-K reports, which contain additional important factors that could cause their results to differ from their current expectations and the forward-looking statements contained in this letter.